2022 Notice of annual general meeting The annual general meeting of Rio Tinto plc will be held at 11:00am on Friday, 8 April 2022 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. At the time of writing, there are no UK government restrictions on public gatherings and therefore we are inviting shareholders to attend the meeting in person. For those shareholders attending virtually, we will facilitate participation through the Lumi platform where you will be able to watch the meeting live, vote and ask questions. Details of how to attend virtually can be found on pages 16-17. For those shareholders intending to attend in person, please be mindful of any government guidance in place prior to the meeting. You may be required to wear a mask when entering the building and socially distance when seated. We are closely monitoring the evolving COVID-19 situation and will continue to have regard to all developments in advance of the meeting. If circumstances should change materially before the date of the meeting, we may adapt our proposed arrangements, working always in accordance with UK government guidelines and mindful of public health concerns. If there are material changes, we will provide updates as early as possible before the date of the meeting. Shareholders should continue to monitor Rio Tinto’s website (at: riotinto.com/agm) and our announcements for any updates in relation to the meeting. To vote ahead of the annual general meeting, please complete and submit a proxy form in line with the instructions set out in this notice. This document is important and requires your immediate attention. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser, immediately. If you have sold or transferred all of your shares in Rio Tinto plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. A copy of this notice and other information required by section 311A of the Companies Act 2006 can be found by visiting riotinto.com/agm. Rio Tinto plc Registered office: 6 St James’s Square London SW1Y 4AD (Registered in England, No: 719885) Exhibit 99.2

Dear shareholders, I am pleased to invite you to participate in Rio Tinto plc’s annual general meeting, which will be held at 11:00am on Friday, 8 April 2022. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to consider with shareholders the performance of the Group. Please note that only shareholders, proxy holders and corporate representatives in attendance at the meeting (whether in person or virtually) will be eligible to ask questions of the directors. Those shareholders who are unable to attend the meeting in person can participate online. The Board appointed Jakob Stausholm as Chief Executive with effect from 1 January 2021. Subsequently, during the first half of 2021, Peter Cunningham was appointed as Chief Financial Officer, and a significant number of our Executive Committee members took up new roles. After a period of unprecedented management change, the focus during the remainder of the year was on consolidation and planning for the future. Michael L’Estrange retired at the conclusion of the Rio Tinto Limited annual general meeting in May 2021. In September 2021, we welcomed Ben Wyatt to the Board. Ben’s knowledge of finance, public policy, trade and Indigenous affairs has already proved to be invaluable. As announced, Hinda Gharbi will be retiring from the Board at the conclusion of the Rio Tinto plc annual general meeting on 8 April 2022. I am very grateful to both Michael and Hinda for their contributions to Rio Tinto. As previously announced, I will step down as Chairman at the conclusion of the Rio Tinto Limited annual general meeting on 5 May 2022. I am delighted that the Board has announced the appointment of Dominic Barton as my successor. He has extensive and broad business and geopolitical knowledge and a deep understanding of the link between business, governments and society. I wish him every success. This year, the business of the meeting will include two resolutions relating to remuneration. These resolutions are put to shareholders every year and relate to the approval of the 2021 Directors’ Remuneration Report in accordance with UK law (Resolution 2) and Australian law (Resolution 3) respectively. However, this year, as more than 25% of shareholders on a joint electorate basis voted against the Australian law resolution at the 2021 annual general meetings, if Resolution 3 receives a vote of 25% or more against, a further conditional resolution (Resolution 22) will be required to be voted on by the joint electorate. If passed, we will be required to convene a separate general meeting to consider fresh elections for directors. Please refer to the explanatory notes for further details on this resolution. For the first time this year, we are putting to our shareholders a non-binding, advisory ‘say on climate’ resolution (Resolution 17) for approval. Climate change is the defining issue of our time and in 2021 we set out a new strategy that includes significantly more ambitious targets in relation to the energy transition. The strategy includes plans for growth in materials such as copper and lithium that are essential for the transition to a low-carbon economy, as well as significantly more challenging Scope 1 and 2 carbon reduction targets in our operations. To thrive in the long term, we also need to be part of net zero value chains, particularly for steel and aluminium, and we have set out our goals to work in collaboration with our customers and suppliers to reduce our indirect Scope 3 emissions. Letter from the Chairman Letter from the Chairman These challenging targets and goals are summarised in our Climate Action Plan, for which we will be seeking shareholder approval in Resolution 17. Your directors are unanimously of the opinion that all the resolutions proposed in this notice, except for the conditional resolution regarding the holding of fresh elections for directors (Resolution 22), are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, we recommend that you vote in favour of all the resolutions, except Resolution 22. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 11:00am on Wednesday, 6 April 2022 in line with the instructions on page 18. Submitting a proxy form will ensure your vote is recorded, but does not prevent you from participating and voting at the meeting yourself either in person, or if you would like to do so online, as described on page 17. The corresponding Rio Tinto Limited annual general meeting is expected to take place in Melbourne on Thursday, 5 May 2022. The result of the votes on Resolutions 1 to 17 (inclusive) and, if valid, Resolution 22 which are also being proposed to the Rio Tinto Limited annual general meeting, will be determined when the relevant polls are closed at the end of the Rio Tinto Limited meeting. The overall results will be announced to the relevant stock exchanges and posted on our website after that date. The result of the votes on Resolutions 18 to 21 (inclusive), which only apply to Rio Tinto plc, will be released as soon as possible after the Rio Tinto plc annual general meeting. We look forward to your participation in the annual general meeting and thank you for your continued support. Yours sincerely Simon Thompson Chairman 8 March 2022 2022 Notice of annual general meeting | riotinto.com2

Notice of annual general meeting Notice of annual general meeting Notice is given that the annual general meeting of Rio Tinto plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11:00am on Friday, 8 April 2022, for the purposes set out below: Resolution 11 To re-elect Jennifer Nason as a director Resolution 12 To re-elect Jakob Stausholm as a director Resolution 13 To re-elect Ngaire Woods CBE as a director Resolution 14 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2023 annual general meetings. Resolution 15 Remuneration of auditors To authorise the Audit Committee to determine the auditors’ remuneration. Resolution 16 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2023 (or, if earlier, at the close of business on 7 July 2023). Resolution 17 Climate Action Plan To approve Rio Tinto Group’s Climate Action Plan, as set out on pages 16 and 17 of the company’s “Our Approach to Climate Change 2021” Report. This resolution is advisory. Resolution 18 General authority to allot shares To authorise the directors, pursuant to and in accordance with section 551 of the UK Companies Act 2006 (the Companies Act), to exercise all the powers of the company to allot, or to grant rights to subscribe for or convert any securities into, shares in the company up to an aggregate nominal amount of £41,640,524. Resolution 1 Receipt of the 2021 Annual Report To receive the financial statements, Strategic Report and the reports of the Directors and auditors for the year ended 31 December 2021. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2021, as set out in the 2021 Annual Report on pages 160-164 and 171-198, comprising the Annual Statement by the Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory, and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2021, as set out in the 2021 Annual Report on pages 160-198. This resolution is advisory, and is required for Australian law purposes. Resolution 4 To elect Dominic Barton BBM as a director Resolution 5 To elect Peter Cunningham as a director Resolution 6 To elect Ben Wyatt as a director Resolution 7 To re-elect Megan Clark AC as a director Resolution 8 To re-elect Simon Henry as a director Resolution 9 To re-elect Sam Laidlaw as a director Resolution 10 To re-elect Simon McKeon AO as a director The Board recommends that shareholders vote FOR Resolutions 1 to 21 and vote AGAINST Resolution 22. 32022 Notice of annual general meeting | riotinto.com

Such authority to apply in substitution for all previous authorities pursuant to section 551 of the Companies Act (but without prejudice to any allotment of shares or grant of rights pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and to expire (unless previously renewed, varied or revoked by the company in general meeting) at the end of the annual general meeting of the company held in 2023 (or, if earlier, at the close of business on 7 July 2023) but, so that the company may make offers and enter into agreements during this period, which would, or might, require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority ends and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired. Resolution 19 Disapplication of pre-emption rights To pass the following resolution as a special resolution: To authorise the directors, pursuant to section 570 and section 573 of the Companies Act, if Resolution 18 above is passed, to allot equity securities (as defined in the Companies Act) for cash under the authority given by that resolution and/or to sell ordinary shares held by the company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such authority to be limited: (a) to the allotment of equity securities or sale of treasury shares in connection with a pre-emptive offer; and (b) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £8,102,159. Such authority to apply in substitution for all existing authorities pursuant to section 570 and section 573 of the Companies Act (but without prejudice to any allotment of equity securities or sale of treasury shares pursuant to an offer or agreement made before the expiry of the authority pursuant to which such offer or agreement was made) and such authority to expire (unless previously renewed, varied or revoked by the company) at the end of the next annual general meeting of the company to be held in 2023 (or, if earlier, at the close of business on 7 July 2023) but, in each case, prior to its expiry the company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the authority expires and the directors may allot equity securities (and sell treasury shares) under any such offer or agreement as if the authority had not expired. For the purposes of this resolution: (a) “pre-emptive offer” means an offer of equity securities, open for acceptance for a period fixed by the directors, to: (i) holders (other than the company) on the register on a record date fixed by the directors of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings; and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (b) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the company, the nominal amount of such shares that may be allotted pursuant to such rights. Resolution 20 Authority to purchase Rio Tinto plc shares To pass the following resolution as a special resolution: That: (a) Rio Tinto plc, Rio Tinto Limited and/or any subsidiaries of Rio Tinto Limited be generally and unconditionally authorised to purchase ordinary shares issued by the company (RTP Ordinary Shares), such purchases to be made in the case of the company by way of market purchase (as defined in section 693 of the Companies Act), provided that this authority shall be limited: (i) so as to expire at the end of the annual general meeting of the company held in 2023 (or, if earlier, at the close of business on 7 July 2023), unless such authority is renewed, varied or revoked prior to that time (except in relation to a purchase of RTP Ordinary Shares, the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry); (ii) so that the number of RTP Ordinary Shares, which may be purchased pursuant to this authority, shall not exceed 124,921,573; (iii) so that the maximum price (exclusive of expenses) payable for each such RTP Ordinary Share is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased; and (b) the higher of the price of the last independent trade of an RTP Ordinary Share and the highest current independent bid for an RTP Ordinary Share on the trading venue where the purchase is carried out; and (iv) so that the minimum price (exclusive of expenses) payable for each such RTP Ordinary Share shall be its nominal value; and (b) the company be authorised for the purpose of section 694 of the Companies Act to purchase off-market from Rio Tinto Limited and/ or any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above pursuant to one or more contracts between the company and Rio Tinto Limited and/or any of its subsidiaries on the terms of the form of contract which has been produced to the meeting (and is for the purpose of identification marked “C” and initialled by the Company Secretary) (each, a Contract) and such Contracts be approved, provided that: (i) such authorisation shall expire at the end of the annual general meeting of the company held in 2023 (or, if earlier, at the close of business on 7 July 2023); (ii) the maximum total number of RTP Ordinary Shares to be purchased pursuant to such Contracts shall be 124,921,573; and (iii) the price of RTP Ordinary Shares purchased pursuant to a Contract shall be equal to the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding the day on which such share is contracted to be purchased multiplied by the number of RTP Ordinary Shares the subject of the Contract, or such lower price as may be agreed between the company and Rio Tinto Limited, being not less than one penny. Notice of annual general meeting 2022 Notice of annual general meeting | riotinto.com4

Resolution 21 Notice period for general meetings other than annual general meetings To pass the following resolution as a special resolution: That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice. Note: In accordance with Rio Tinto’s DLC structure, as Joint Decision Matters, Resolutions 1 to 17 (inclusive) and Resolution 22 will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolutions 18 to 21 (inclusive) will be voted on by Rio Tinto plc shareholders only. Resolutions 1 to 18 (inclusive) and Resolution 22 will be proposed as ordinary resolutions. Resolutions 19 to 21 (inclusive) will be proposed as special resolutions. By order of the Board Steve Allen Group Company Secretary 6 St James’s Square London SW1Y 4AD 8 March 2022 Notice of annual general meeting The Board recommends that shareholders vote AGAINST Resolution 22. Resolution 22 Resolution to hold a meeting for fresh election of directors (conditional item) Subject to and conditional on at least 25% of the votes validly cast on Resolution 3 (Approval of the Directors’ Remuneration Report for the year ended 31 December 2021) being cast against the approval of the report: (a) to hold an extraordinary general meeting of the company (the spill meeting) within 90 days of the passing of this resolution; (b) all the directors in office when the resolution to make the Directors’ Report for the financial year ended 31 December 2021 was passed (other than the Chief Executive) and who remain in office at the time of the spill meeting, cease to hold office immediately before the end of the spill meeting; and (c) resolutions to appoint persons to offices that will be vacated immediately before the end of the spill meeting are put to the vote at the spill meeting. This resolution is only required to be put to the meeting if at least 25% of the votes validly cast on Resolution 3 are against that resolution. However, as a consequence of Rio Tinto’s Dual Listed Companies (DLC) structure, given the results of Resolution 3 will not be known at the time of the meeting, a poll will be taken on this resolution regardless. See the Explanatory Notes for further information on this resolution. 52022 Notice of annual general meeting | riotinto.com

Resolution 1 Receipt of the 2021 Annual Report The directors are required by company law to present the 2021 Annual Report comprising the 2021 financial statements, the Strategic Report, the Directors’ Report and the Auditors’ Report to the annual general meeting (AGM). These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2021, comprising the Annual Statement by the Remuneration Committee Chair and the Implementation Report, is set out on pages 160-164 and 171-198 of the 2021 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chairman) during 2021. The Annual Statement from the Remuneration Committee Chair provides context to the 2021 remuneration outcomes, together with information to help shareholders understand what the executives were paid in relation to the financial year of 2021. This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2021 consists of the Annual Statement by the Remuneration Committee Chair, the Remuneration at a Glance, the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 160-198 of the 2021 Annual Report. At the AGMs last year, although our Remuneration Policy received strong support (96.8% vote in favour), shareholders registered significant concerns about the treatment of departing executives in light of the tragic events at Juukan Gorge. This resulted in a significant vote against the 2020 Remuneration Report (60.8% against) under the resolution required for Australian law purposes, which in turn constituted a ‘first strike’ for Rio Tinto under Australian law. In the period leading into the 2021 AGMs and thereafter, the Remuneration Committee had engaged extensively with shareholders and proxy advisers to explain the rationale for the decisions reached in 2021 and, importantly, to listen to feedback. The new Policy approved in 2021 included an expanded scope for the application of malus and clawback, and also incorporated ESG targets in the short-term incentive plan (STIP). The Committee also considered it appropriate to articulate in more detail the rules and principles guiding the exercise of discretion in our new Policy. As a result, the following two additional changes have been made following the 2021 AGMs: – A Consequence Management Framework was established comprising a series of questions to be considered by the Committee in the context of exercising its discretion on future malus and clawback adjustments to variable pay outcomes; and – The leaver provisions in our Equity Incentive Plan (EIP) rules were adjusted prospectively for future long-term awards. Previously the presumption under the EIP was that leavers would retain their long-term awards, except in certain ineligible leaver circumstances. For future awards, the rules have been amended so that the presumption is that a leaver’s EIP awards will lapse, unless the Committee determines that eligible leaver status should apply. Further detail on the Committee’s response to the ‘first strike’ is set out on pages 163-164 of the 2021 Annual Report. Under the Australian Corporations Act, Rio Tinto will receive a ‘second strike’ if 25% or more of the votes validly cast on Resolution 3 (Approval of the 2021 Directors’ Remuneration Report) are cast against that resolution. As Resolution 3 is being put as a Joint Decision resolution under Rio Tinto’s DLC structure, the result will be determined by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs. For the consequences of a ‘second strike’, refer to the Explanatory notes to Resolution 22 on page 14. This resolution is advisory and is required for Australian law purposes. Resolutions 4–13 Election and re-election of directors The Board has adopted a policy, whereby all directors are required to seek re-election by shareholders on an annual basis. Accordingly, all directors will retire and offer themselves for re-election except Peter Cunningham, Ben Wyatt and Dominic Barton (as described below) who are seeking election for the first time and Hinda Gharbi and Simon Thompson, who have indicated their intention to retire at the conclusion of the Rio Tinto plc AGM on 8 April 2022 and the Rio Tinto Limited AGM on 5 May 2022, respectively. All of the directors seeking election or re-election have been subject to a formal performance evaluation, as described in the Governance Report in the 2021 Annual Report. Based on that evaluation, it is considered that each director continues to be effective and their contribution supports the long-term sustainable success of the company. Each director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each director, which can be found below and on pages 134-135 of the 2021 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. As announced in 2021, Rio Tinto appointed Peter Cunningham as the Chief Financial Officer and an Executive Director with effect from 17 June 2021, Ben Wyatt as an independent Non-Executive Director with effect from 1 September 2021, and Dominic Barton as an independent Non-Executive Director with effect from 4 April 2022. If elected, Dominic Barton will succeed Simon Thompson as the company’s Chair following Simon Thompson’s retirement at the conclusion of the Rio Tinto Limited AGM on 5 May 2022. The Board has also adopted a framework on directors’ independence and is satisfied that each Non-Executive Director standing for election or re-election at the meeting is independent in accordance with this framework. Biographical details in support of each director’s election or re-election are provided below. In addition, the committees on which each of the Non-Executive Directors serve are shown on pages 134-135 of the 2021 Annual Report. Explanatory notes to the resolutions Explanatory notes to the resolutions 2022 Notice of annual general meeting | riotinto.com6

Dominic Barton BBM Chair-designate, Independent Non-Executive Director, BA (Hons), M.Phil, Age 59. Appointment from April 2022; Chair from May 2022. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner. Most recently, he served as Canada’s Ambassador to China. Dominic brings a wealth of global business experience, as well as a deep insight of geopolitics, corporate sustainability and governance. Dominic was previously Chair of Teck Resources, from 2018 to 2019, and, in 2019, served as a Non-Executive Director at Singtel Group and Investor AB. Current external appointments: Chancellor of the University of Waterloo. Dominic is recommended for election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 55. Appointed Interim Chief Financial Officer from January 2021; Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition and delivering attractive returns to shareholders whilst maintaining financial discipline. After nearly three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None Peter is recommended for election. Ben Wyatt Independent Non-Executive Director, BA, LLB, MSc. Age 47. Appointed September 2021. Skills and experience: Ben had a prolific career in the Western Australian Parliament, before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Petroleum Ltd since June 2021. Ben is recommended for election. Megan Clark AC Independent Non-Executive Director, BSc, PhD. Age 63. Appointed November 2014. Chair of the Sustainability Committee. Skills and experience: Megan’s experience in the mining and metals industry and in science, research and technology brings valuable insights on sustainable development and innovation to the Board. Previously, she was Head of the Australian Space Agency and Chief Executive of the Commonwealth Scientific and Industrial Research Organisation (CSIRO). Following mining and exploration roles with Western Mining Corporation, Megan was a Director at N M Rothschild and a Vice President Technology at BHP. Megan received the Australian Academy of Science Medal in 2019. Current external appointments: Non-Executive Director of CSL Limited since 2016 and Chair of the Advisory Board of the Australian Space Agency. Megan is recommended for re-election. Simon Henry Independent Non-Executive Director, MA, FCMA. Age 60. Appointed April 2017. Chair of the Audit Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 to 2017. Current external appointments: Independent Director of PetroChina Company Limited since June 2017, Senior Independent Director of Harbour Energy plc since March 2021, member of UK Defence Board, member of the Advisory Board of the Centre for European Reform, and member of the Advisory Panel of the Chartered Institute of Management Accountants (CIMA). Simon is recommended for re-election. Explanatory notes to the resolutions 72022 Notice of annual general meeting | riotinto.com

Sam Laidlaw Independent Non-Executive Director, MA, MBA. Age 66. Appointed February 2017; Senior Independent Director from May 2019. Chair of the Remuneration Committee. Skills and experience: Sam has more than 30 years’ experience of long-cycle, capital- intensive industries in which safety, the low-carbon transition and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chairman of Neptune Energy Group Holdings Ltd, Chairman of the National Centre of Universities & Business, board member of Oxford Saïd Business School and advisory board member of the Smith School of Enterprise and Environment. Sam is recommended for re-election. Simon McKeon AO Independent Non-Executive Director, BCom, LLB, FAICD. Age 66. Appointed January 2019; Senior Independent Director, Rio Tinto Limited from September 2020. Skills and experience: Simon brings insights into sectors including financial services, the law, government and charities. He practised as a solicitor before working at Macquarie Group for 30 years, including as Executive Chairman of its business in Victoria, Australia. Simon served as Chairman of AMP Limited, MYOB Limited and the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and was the first President of the Australian Takeovers Panel. Simon is the designated Non- Executive Director for workforce engagement. Current external appointments: Chancellor of Monash University. Chairman of the Australian Industry Energy Transitions Initiative Steering Group and Non-Executive Director of National Australia Bank Limited since February 2020. Simon is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 61. Appointed March 2020. Skills and experience: Jennifer has over 35 years’ experience in corporate finance and capital markets. She is a Global Chairman of Investment Banking at JP Morgan, based in the US, and for the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia and co-founded and chaired the Investment Banking Women’s Network. She currently sits on JP Morgan’s Executive Committee of Global Chairs of Investment Banking. Current external appointments: Board member of the American Australian Association. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 53. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise, and governance experience, and a strong focus on sustainability, particularly climate change, and a continued focus on capital allocation and delivering returns to shareholders. He is committed to rebuilding trust with communities, Traditional Owners and stakeholders globally, embedding improved operational performance and creating growth options for the Group. Jakob has over 20 years’ experience, primarily in senior finance roles, at Maersk Group and Royal Dutch Shell plc including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Jakob is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, D.Phil. Age 59. Appointed September 2020. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation. Ngaire is recommended for re-election. Explanatory notes to the resolutions 2022 Notice of annual general meeting | riotinto.com8

Resolutions 14-15 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2023 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On recommendation of the Audit Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit Committee to determine the auditors’ remuneration. Resolution 16 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/ or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2021, contributions to Rio Tinto America PAC by 11 employees amounted to US$8,310.60, and Rio Tinto America PAC donated US$37,000 in political contributions in 2021. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 202 in the 2021 Annual Report. Words and expressions used in Resolution 16 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 16. Resolution 17 Climate Action Plan Resolution 17 is an advisory resolution seeking approval of Rio Tinto’s Climate Action Plan (CAP). The CAP is also detailed on pages 16 and 17 of the company’s report “Our Approach to Climate Change 2021” available on the Rio Tinto website. The Board is fully aligned with this action plan and believes it will deliver value for our shareholders, our customers and wider society. Voting in favour of this resolution shows support for both the company and how it intends to progress its net zero transition strategy. This resolution is purely advisory. It is not binding either on shareholders – who are not being asked to take responsibility for approving or objecting to Rio Tinto’s CAP, since that lies with the Board and Executive Management – or on the Company. The sole purpose of the vote is to allow Rio Tinto’s shareholders to endorse the ambition presented to them. The Board and the management team are committed to ensuring that the CAP will guide the actions of all Group product groups, entities and functions. We will continue to publish our progress on climate change annually in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). This will include details of in-year implementation against the CAP and we are committed, as a matter of course in any given year, to regular engagement with shareholders and other stakeholders on our low-carbon transition strategy and its implementation. In addition to complying with the provisions of the UK Corporate Governance Code where there is a significant vote against, the Company wishes to clarify that if the advisory resolution receives less than 50% in favour, it would hold specific discussions with shareholders and seek information from them about why they did not support the proposed CAP, inform all shareholders about the results of that process and announce its intended measures aimed at taking them into account. In view of the time horizons contemplated by the CAP, it is proposed that we would hold an advisory vote in relation to the CAP every three years. If we propose significant changes to the plan, we would put the amended plan to an advisory vote at the next AGM. We will revise our approach as appropriate if required by new government law or regulation. Rio Tinto supports the Paris Agreement and acknowledges that in the Glasgow Climate Pact governments resolved to pursue efforts to limit the global temperature increase to 1.5°C which “requires rapid, deep and sustained reductions in global greenhouse gas emissions, including reducing global carbon dioxide emissions by 45 per cent by 2030 relative to the 2010 level and to net zero around mid-century, as well as deep reductions in other greenhouse gases”. Rio Tinto has an important role to play in supporting and enabling the transition to net zero emissions. We intend to do this by decarbonising our own assets, investing in materials that are essential to the net zero transition, and partnering to develop the technologies and products that will enable our customers to decarbonise their own processes. The CAP sets out our emissions targets, the actions we intend to take to achieve them and our approach to climate-related governance, disclosure, the just transition and climate advocacy. We will continue to build capabilities throughout our company and explore other opportunities to enhance our approach to climate change in future. Explanatory notes to the resolutions 92022 Notice of annual general meeting | riotinto.com

We conclude that our Scope 1 and 2 targets for 2030 and our commitment to reach net zero emissions by 2050 are aligned with efforts to limit warming to 1.5°C, which is aligned with the stretch goal of the Paris Agreement. While there is no universal standard for assessing the alignment of targets with the Paris Agreement goals, the basis for our conclusion is provided in the company’s “Our Approach to Climate Change 2021” Report. KPMG has provided assurance over our Scope 1 and 2 target information presented in the company’s “Our Approach to Climate Change 2021” Report, including the process to set the target, the alignment with 1.5°C and the roadmap to achieving the target. Our products are essential enablers of the energy transition and a net zero world. We operate in energy- and carbon-intensive value chains – particularly steel and aluminium production – and are working with our customers on the technologies needed to address the resulting emissions. Steel is a vital material for industry, construction, transportation and low-carbon infrastructure and, with limits to the availability of recyclable steel, our iron ore products have an important future role to play – but we must support our customers as they work to decarbonise steel production. Our Scope 3 emissions were 554Mt CO2e in 2021 (down from 570Mt CO2e in 2020) and around 95% of this is from the processing of iron ore, bauxite and other products by our customers. 94% of these processing emissions take place at our customer facilities in China, South Korea, Japan and other countries that have pledged to be carbon neutral by around mid-century. As our customers start to align with their governments’ pledges, we note that about 28% of our iron sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century. We acknowledge the desire amongst some of our investors for us to set quantitative targets for Scope 3 emissions reduction. However, we do not believe that we currently have a reasonable or credible basis for committing to such a target. Calculating our Scope 3 emissions at the present time is challenging. We typically rely on generic emissions factors as we do not have access to sufficient customer data on their Scope 1 and 2 emissions, and revising our methodology can result in significant changes in our reported emissions (as was the case for 2021). As a high proportion of our iron ore customers are state-owned enterprises in China, our ability to influence or control these emissions directly is limited. In the bauxite and alumina value chain, a high proportion of the Scope 3 emissions is from the electricity grid in the countries where our customers operate their smelters. Unlike many other companies in the extractives sector, Rio Tinto does not produce or sell fossil fuels and so cannot rely on product substitution (e.g. from oil to gas to renewables) or the depletion of coal reserves to reduce Scope 3 emissions. We recognise the need to tackle our Scope 3 emissions, as we fully appreciate that, to thrive in the long term, we need to be part of net zero value chains by the middle of this century. We believe that the best way for Rio Tinto to contribute to the low-carbon transition is to work with our customers to help shape demand from their customers for low-carbon metals and minerals. We also recognise that we have a role to play to support the development of technologies that can accelerate the transition of the steel sector towards net zero. Our approach is to pursue and support a range of decarbonisation options aligned with the technology pathways highlighted by the Net Zero Steel Initiative (NZSI) analysis, through proactive partnerships with our customers, suppliers, universities and research institutes. We have consolidated these initiatives under six focus areas, with coordination from a dedicated steel decarbonisation team within our Commercial group. In aluminium, we operate assets across each step of the value chain, and have committed to decarbonise these assets as part of our 1.5°C aligned Group-level targets. In addition, we are actively involved with the International Aluminium Institute (IAI) and the Aluminium Stewardship Initiative (ASI) in the development of a 1.5°C pathway for the aluminium industry as a whole, and we are committed to support the transition. The key steps are broadly defined in the IAI “Aluminium Sector Greenhouse Gas Pathways to 2050” Report published in September 2021 and cover the decarbonisation of electricity and direct emissions as well as a focus on recycling and resource efficiency. In 2022, we are committing to step up our engagements with our iron ore and bauxite customers, aiming to cover approximately 50% of our total Scope 3 emissions. Finally, we are working with our suppliers and shipowners to reduce emissions from other parts of our value chain. The directors retain ultimate responsibility for our strategy. Rio Tinto’s Climate Action Plan: The Board is fully aligned with this action plan and believes it will deliver value for our shareholders, our customers and wider society. 1. Scope 1 and 2 emissions targets and roadmap We have committed to reach net zero by 2050 and have set ambitious interim targets relative to our 2018 equity emissions baseline: – to reduce greenhouse gas (GHG) emissions by 15% by 2025; and – to reduce GHG emissions by 50% by 2030. Actions We will review and update our marginal abatement cost (MAC) curve annually to maintain a comprehensive technical and commercial assessment of our mitigation options. To achieve our 50% reduction target by 2030, we aim to: – Deploy solar and wind renewables at scale: – Install 1GW renewables to support supply to our Pilbara iron ore operations; and – Work with state and federal governments, power companies, and renewable developers to dramatically increase renewables generation in eastern Australia, aiming to develop green repowering solutions for the Boyne Island and Tomago smelters. – Advance the abatement projects in our MAC curve such as the deployment of zero emissions trucks and the use of hydrogen at our alumina refineries; – Use a $75/t CO2e internal carbon price to incentivise energy- efficiency investments and identify new mitigation projects; – Scale up the ELYSISTM technology to be available for installation from 2024. ELYSISTM is currently constructing the first commercial-scale prototype cells of the inert anode technology, at Rio Tinto’s Alma smelter in the Saguenay; – Build capability to develop carbon offset projects using nature- based solutions and CO2 mineralisation at or near our operations. We will follow the mitigation hierarchy and expect offsets to play a limited part in our decarbonisation strategy. Explanatory notes to the resolutions 2022 Notice of annual general meeting | riotinto.com10

Explanatory notes to the resolutions As noted in the implementation plan, there are risks and dependencies to delivering the projects needed to achieve our 2025 and 2030 targets. In support of our roadmap and as we look beyond 2030, we are also investing and partnering in the development of new technologies needed for the decarbonisation of our hard-to-abate emissions. 2. Scope 3 emissions goals and customer engagement The best way for Rio Tinto to contribute to the net zero transition is to work in partnerships to help shape demand for low-carbon metals and minerals. Our approach to addressing Scope 3 emissions is to engage with our customers on climate change and work with them to develop and scale up the technologies to decarbonise steel and aluminium production. Steel value chain – The future trajectory of our Scope 3 emissions is dependent on our customers’ decarbonisation roadmaps, which in turn will be guided by technology development and government policies, including carbon pricing. The NZSI has developed a set of scenarios to explore such potential pathways in the steel sector. Should the industry follow the NZSI Tech Moratorium scenario, we estimate that Rio Tinto’s iron ore-related Scope 3 emissions would fall by 23% by 2035 and 42% by 2040, relative to our 2020 emissions. Close to 95% of our Scope 3 emissions are generated in countries that have carbon neutrality pledges and about 28% of our iron sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century. We will monitor this metric and report progress on an annual basis. In 2022, we commit to engage with all our direct iron ore customers, representing approximately 75% of our iron ore sales and related Scope 3 emissions, to share information on our respective climate change goals and roadmaps, and actively seek areas of mutual collaboration on pathways to net zero, such as those highlighted in our iron and steel decarbonisation goals. These engagements will add to our current approach to work in partnerships with customers, including Baowu, Nippon Steel, POSCO and BlueScope, as well as technology providers, research institutes and universities to progress the following iron and steel decarbonisation goals: – Support our customers’ blast furnace optimisation, with potential carbon emission reductions of up to 30%; – Explore future carbon neutral pathways for our Pilbara iron ores through: – existing and new technologies to beneficiate Pilbara ores; – a proprietary low-carbon research project using microwave energy and sustainable biomass as a reductant; and – assessing a mid-grade direct reduced iron (DRI) produced with green hydrogen and processed in an electric melter; – Pursue a project to produce hot briquetted iron (HBI) with highgrade iron ore and hydro-based green hydrogen in Canada; – Find a pathway to develop Simandou to meet the future demand of high-quality iron ore for low-carbon steelmaking technologies. Aluminium value chain – We operate assets across each step of the aluminium value chain. As a leading producer of low-carbon aluminium, we have committed to decarbonise these assets as part of our 1.5°C aligned Group-level targets. About 74% of our Scope 3 emissions related to the downstream processing of bauxite and alumina sold to our customers is from the use of electricity, predominantly in China. The remainder is from the energy use for process heat at the alumina refineries of our bauxite customers and from the use of carbon anodes in aluminium smelting. Our plan is to address these through: – A commitment to engage with all our bauxite customers to seek areas of mutual collaboration in alumina decarbonisation projects, leveraging existing technical support relationships; – The continued development of the ELYSISTM inert anode technology, with the goal to have it available for installation at our smelters from 2024, following construction of large-scale commercial prototype cells at our Alma smelter in the Saguenay by 2023; and – Leveraging STARTTM, a new standard we launched in 2021 for transparency and traceability across the aluminium value chain, to support customer and consumer demand for sustainable products. Shipping – We have an ambition to reach net zero emissions from shipping of our products by 2050 and expect to meet the International Maritime Organization (IMO) decarbonisation goal of 40% reduction in shipping emissions intensity by 2025, five years ahead of the IMO deadline. We expect to introduce net zero emission vessels into our portfolio by 2030, and in the meantime we are focusing on: – Improving existing vessels’ efficiency, including for our own vessels; – Increasing our use of transition fuels that deliver short to medium- term carbon emission reductions, through biofuel trials and the introduction of LNG dual-fuel vessels in our chartered fleet; and – Partnering to support the development of fuels that have the potential to deliver net zero solutions, such as green ammonia. 3. Capital allocation alignment with our 1.5°C decarbonisation strategy We are committed to align our future capital expenditure with our 2025 and 2030 Scope 1 and 2 emissions targets. Our Scope 1 and 2 targets and our commitment to reach net zero emissions by 2050 are aligned with efforts to limit warming to 1.5°C, which is aligned with the stretch goal of the Paris Agreement. We estimate that we will invest $7.5 billion in capital between 2022 and 2030 to deliver our decarbonisation strategy (approximately $1.5 billion over the period 2022 to 2024). We also expect our incremental operating expenditure to support the CAP to be in the order of $200 million per year, including research and development initiatives. For example, we plan to spend about $50 million on our iron and steel decarbonisation initiatives in 2022. We aim to phase out the purchase of diesel haulage trucks and locomotives by 2030. We are focusing our growth capex on commodities that enable the energy transition, including copper, battery materials, aluminium, boron and high-grade iron ore. 4. Climate policy engagement We continue to encourage our industry associations to align their advocacy with the goals of the Paris Agreement. We review the climate advocacy of such industry associations each year, publish this review on our website and consider it when we decide whether to renew our membership. This review includes: – The purpose of the association and the value that the membership may provide to Rio Tinto and its investors; – The adequacy of governance structures within the industry association; and – The policy positions and advocacy of the industry association. 112022 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions 5. Climate governance The Board approves the Group’s approach to climate change and monitors progress in the delivery of the strategy. The Chief Executive is responsible for developing the Group’s business strategy, planning, investment, risk management and delivering the CAP approved by the Board. In the short-term incentive plan (STIP), safety, environment, social and governance matters including climate change are now assigned an explicit performance weighting of 35%, of which 20% relates to safety. The “E” component is 5% of the STIP and relates entirely to climate change performance objectives. In 2022, we will assess these at the Group level against two categories of objectives: – Progress on our Scope 1 and 2 targets: deliver our Group-wide short-term abatement target for Scope 1 and 2 emissions of 0.8Mt CO2e in 2022 (2.5% of STIP) – the utilisation of offsets is not included in these remuneration outcomes; and – Progress on our Scope 3 goals: the achievement of specific milestones relating to steel decarbonisation, zero-carbon aluminium, and shipping (2.5% of STIP). 6. Just transition We are committed to supporting a just transition to a low-carbon economy that is socially inclusive and provides decent work and livelihoods. Our commitment to implementing core business and human rights standards, including the UN Guiding Principles on Business and Human Rights (UNGPs), will continue to be integrated into our decarbonisation plans and actions. 7. TCFD disclosure We support the TCFD recommendations and are committed to aligning our disclosures with the Climate Action 100+ (CA100+) Net Zero Company Benchmark by 2023. There are some elements of the benchmark that are still under development and we will work with CA100+ and our investors to develop an approach that is applicable to the diversified mining sector. Resolution 18 General authority to allot shares Under section 551 of the Companies Act, the directors may only allot shares or grant rights to subscribe for, or convert any security into, shares if authorised to do so by shareholders. This resolution would give the directors the authority to allot new shares, and grant rights to subscribe for, or convert other securities into shares, up to an aggregate nominal amount equal to £41,640,524 (representing 416,405,240 ordinary shares of 10p each). This amount represents not more than one third of the total issued ordinary share capital of the company, exclusive of treasury shares, as at 28 February 2022, the latest practicable date prior to publication of this notice (the Latest Practicable Date). For the avoidance of doubt and, in response to engagement with investors, this resolution does not seek authority to allot new shares in connection with a rights issue up to a further (second) one third of the total issued ordinary share capital of the company. At the Latest Practicable Date, the company held 6,590,183 treasury shares, which represents 0.53% of the total number of the company’s ordinary shares in issue, excluding treasury shares, at that date. The authority sought under this resolution, if approved, will expire at the end of the AGM of the company held in 2023 (or, if earlier, at the close of business on 7 July 2023) unless renewed, varied or revoked by the company in general meeting. The Directors have no present plans to exercise authority sought under this resolution, except in connection with employee share and incentive plans. The Directors consider it desirable, however, to have flexibility, as permitted by corporate governance guidelines, to manage the Group’s capital resources. Resolution 19 Disapplication of pre-emption rights The Directors are also seeking authority to allot new shares (and other equity securities), or sell treasury shares, for cash without first offering them to existing shareholders in proportion to their existing holdings. The authority granted under this resolution would be limited to: (a) where the company undertakes a pre-emptive offer by way of an open offer or rights issue, then the directors may make exclusions or other arrangements in order to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas jurisdiction, or the requirements of any recognised regulatory body or stock exchange, or other matters; or (b) otherwise up to an aggregate nominal amount of £8,102,159 (representing 81,021,590 ordinary shares of 10p each). As historically agreed with the Association of British Insurers (the precursor body to the Investment Association), this aggregate amount represents not more than 5% of the combined issued ordinary share capital of the company and Rio Tinto Limited (exclusive of shares held in treasury by the company) as at the Latest Practicable Date. In respect of the authority granted under paragraph (b) of Resolution 19, the directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative use of authorities within a rolling three-year period. The Principles provide that usage in excess of 7.5% of the issued ordinary share capital of Rio Tinto plc and Rio Tinto Limited combined, exclusive of shares held in treasury by the company, should not take place without prior consultation with shareholders. 2022 Notice of annual general meeting | riotinto.com12

If Resolution 19 is passed, the authority will expire at the end of the AGM of the company held in 2023 (or, if earlier, at the close of business on 7 July 2023) unless renewed, varied or revoked by the company in general meeting. Resolution 20 Authority to purchase Rio Tinto plc shares Consistent with its practice in prior years, the Board is seeking authority to buy back shares in the Group. The overall purpose of the buy-back resolutions of the company and Rio Tinto Limited is to provide the Group with flexibility in the conduct of its capital management initiatives, whether through on- or off-market share buy-backs in either or both of the company and/or Rio Tinto Limited. The directors have no current intention to exercise the authority conferred pursuant to Resolution 20, and would only intend to do so when that would be in the best interests of the company and its shareholders. The authority conferred by the resolutions to be approved at the company’s and Rio Tinto Limited’s 2022 AGMs would allow buy-backs of ordinary shares in the company, either by the company on-market or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited) on-market, and buy-backs by Rio Tinto Limited of its ordinary shares, either under off-market buy-back tenders or on-market. In 2021, there were no capital management share purchase programmes. Under the DLC agreements, the approval for a buy-back of the company’s ordinary shares, whether by the company or by Rio Tinto Limited (or a subsidiary of Rio Tinto Limited), is voted on by the company’s shareholders only. Similarly, the approval for Rio Tinto Limited to buy back its ordinary shares is voted on by Rio Tinto Limited shareholders only. These approvals were most recently renewed at the 2021 AGMs and expire on the date of the 2022 AGMs. Authority is sought for the company, Rio Tinto Limited and/or any of Rio Tinto Limited’s subsidiaries, to purchase up to 10% of the issued ordinary share capital of the company during the period stated below. The authority will expire at the end of the AGM of the company held in 2023 (or, if earlier, at the close of business on 7 July 2023). The authority sought would permit the company, Rio Tinto Limited and/ or any of Rio Tinto Limited’s subsidiaries to purchase up to 124,921,573 of the company’s ordinary shares, representing approximately 10% of its issued ordinary share capital, excluding the shares held in treasury, as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share (exclusive of expenses) is an amount equal to the higher of: (a) 5% above the average of the middle market quotations for an RTP Ordinary Share as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to the day on which such share is contracted to be purchased; or (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The minimum price that may be paid for an ordinary share (exclusive of expenses) is its nominal value. Explanatory notes to the resolutions By way of illustration, the purchase of ordinary shares in the company with a total value of US$500 million at exchange rates prevailing on 31 December 2021 would (if funded by debt), reduce the Group’s net cash and reduce equity attributable to shareholders by US$500 million and, on the basis of the Group’s 2021 financial statements, would decrease the ratio of net cash to total capital by 0.9 percentage points, from 2.9% to approximately 2.0%. The total number of outstanding employee share awards at the Latest Practicable Date was 4,951,070, which represents 0.40% of the issued ordinary share capital, excluding the shares held in treasury at that date. This excludes options and awards that the company intends to settle without the issue of new shares or the sale of treasury shares. If the company were to buy back the maximum number of shares permitted pursuant to this resolution, then this number of options and awards would represent 0.44% of the issued ordinary share capital, excluding the shares held in treasury. Pursuant to the Companies Act, the company can hold the ordinary shares that have been repurchased itself as treasury shares and resell them for cash, cancel them (either immediately or at a point in the future) or use them for the purposes of its employee share plans. Whenever any ordinary shares are held as treasury shares, all dividend and voting rights on these shares are suspended. Any shares purchased under the authority, if approved, would be cancelled. The authority being sought in paragraph (a) of Resolution 20 extends to Rio Tinto Limited and/or any of its subsidiaries. Any purchase by the company from Rio Tinto Limited (or such subsidiaries) of the company’s ordinary shares would be an off-market purchase and the Companies Act requires the terms of any proposed contract for an off-market purchase to be approved by a special resolution of the company before the contract is entered into. Such approval is sought in paragraph (b) of Resolution 20. The company is seeking the approval of shareholders for such off-market purchases from Rio Tinto Limited and/or any of its subsidiaries as may take place to be made at a price not less than one penny per parcel of shares. It is expected that such purchases would occur for nominal consideration. It is immaterial to the shareholders of either the company or Rio Tinto Limited if Rio Tinto Limited or any of Rio Tinto Limited’s subsidiaries make a gain or a loss on such transactions as they have no effect on the Group’s overall resources. The underlying purpose of these transactions would be to facilitate any capital management programme that the Group may be implementing at the relevant time, with the intention of returning surplus cash to shareholders in the most efficient manner. The DLC Merger Sharing Agreement contains the principles of equalisation, which ensure that entitlements to distributions of income and capital will be the same for all continuing shareholders regardless of whether the company’s or Rio Tinto Limited’s shares are purchased or whether the company, Rio Tinto Limited or a subsidiary of Rio Tinto Limited acts as the purchaser. Rio Tinto Limited will also seek to renew its shareholder approval to buy back its own ordinary shares at its 2022 AGM on 5 May 2022. 132022 Notice of annual general meeting | riotinto.com

Resolution 21 Notice period for general meetings other than annual general meetings Changes made to the Companies Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Regulations) increased the notice period required for general meetings of the company to 21 days, unless shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice. Before the Regulations came into force on 3 August 2009, the company was able to call general meetings, other than an AGM, on 14 clear days’ notice without obtaining such shareholder approval. To preserve this ability, the company has sought and obtained the required shareholder approval at each AGM since 2009. Resolution 21 seeks to renew this approval. The approval will be effective until the company’s AGM in 2023, when it is intended that a similar resolution will be proposed. The shorter notice period would not be used as a matter of routine for such meetings but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. Explanatory notes to the resolutions Resolution 22 Resolution to hold a meeting for fresh election of directors (conditional item) This resolution is a conditional item of business In accordance with the Australian Corporations Act, Resolution 22 will only be required to be put to the meeting if Rio Tinto receives a ‘second strike’ with at least 25% of the votes validly cast on Resolution 3 (Approval of the 2021 Directors’ Remuneration Report) being cast against that resolution. If less than 25% of the votes validly cast on Resolution 3 are cast against that resolution, then there will be no ‘second strike’ and the poll for this resolution will not be required. As Resolution 3 (Approval of the 2021 Directors’ Remuneration Report) is being put as a Joint Decision resolution under Rio Tinto’s DLC structure, it will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Therefore, as the results of the poll for Resolution 3 will not be known until after the conclusion of the Rio Tinto Limited meeting on 5 May 2022, shareholders will be asked to cast their vote conditionally on Resolution 22 at this meeting. However, the results of this joint poll on Resolution 22 will only be valid if at least 25% of the votes validly cast on Resolution 3 on a joint electorate basis are cast against that resolution. As a Joint Decision resolution, for it to be passed by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs, more than 50% of the votes validly cast on Resolution 22 must be in favour of it. If this resolution is required to be put to a vote and is validly passed as a Joint Decision, it will have the effect as outlined below: – Rio Tinto would be required to hold, within 90 days of Rio Tinto Limited’s AGM, a special general meeting of Rio Tinto plc and Rio Tinto Limited shareholders voting as a joint electorate to consider the composition of the Board, known as a ‘spill meeting’. – If a spill meeting is required, details of the meeting would be notified to shareholders in due course. Those of the following directors who are in office at the time of the spill meeting, will cease to hold office at the end of the spill meeting unless they are willing to stand for re-election and are re-elected at the spill meeting: – Megan Clark AC; – Peter Cunningham; – Simon Henry; – Sam Laidlaw; – Simon McKeon AO; – Jennifer Nason; – Ngaire Woods CBE; and – Ben Wyatt – The directors listed above are those who held office on the date when the Directors’ Report for the year ended 31 December 2021 (which included the 2021 Remuneration Report) was approved (except for Hinda Gharbi and Simon Thompson, who have indicated their intention to retire at the conclusion of the Rio Tinto plc AGM on 8 April 2022 and the Rio Tinto Limited AGM on 5 May 2022, respectively, and Jakob Stausholm). Each of the listed directors would be eligible to seek re-election at any spill meeting. However, there is no assurance that any or all of them would do so. – Under the Australian Corporations Act the chief executive of the company is not required to stand for re-election at any spill meeting. Accordingly, Jakob Stausholm would not be required to stand for re-election as a director at any spill meeting, and (assuming he had been re-elected by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs) would continue to hold office after the spill meeting, regardless of the outcome of the spill meeting. – Dominic Barton will be appointed to the Board on 4 April 2022 and, accordingly, was not a director in February 2022 when the Board approved the Directors’ Report for the year ended 31 December 2021. If elected by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs, he would not be required to stand for election at any spill meeting. If any other new directors were to be appointed before the spill meeting, they would not need to stand for election at any spill meeting to remain in office. Resolutions to appoint individuals to the offices that would be vacated immediately before the end of the spill meeting would be put to the vote at that meeting. Eligibility for election as a director at any spill meeting would be determined in accordance with Rio Tinto Limited’s Constitution and Rio Tinto plc’s Articles of Association. 2022 Notice of annual general meeting | riotinto.com14

The Board considers the following factors to be relevant to a shareholder’s decision on how to vote on this resolution: – as set out in the 2021 Remuneration Report (pages 163-164 of the 2021 Annual Report), after careful consideration, the Board has made a number of material changes that many shareholders wanted to see reflected in our remuneration framework and the way performance outcomes are applied; – the Board is going through a period of renewal with the retirement of Simon Thompson as Chairman, the appointment of Dominic Barton to succeed Simon Thompson as Chair, and the appointment of Jakob Stausholm as Chief Executive in January 2021 and Peter Cunningham as Chief Financial Officer in June 2021; – all directors of Rio Tinto stand for re-election annually and each of the directors listed above are therefore already standing for either election or re-election at these AGMs; and – convening a spill meeting would cause significant disruption, uncertainty and cost to the company, which the Board does not consider would be in the best interests of the company or its shareholders. The Board recommends that shareholders vote AGAINST Resolution 22. Explanatory notes to the resolutions Total voting rights As at the Latest Practicable Date, the total number of issued ordinary shares in the company is 1,255,805,918 ordinary shares of 10p each, each with one vote. 6,590,183 ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings. Accordingly the total number of voting rights in Rio Tinto plc is 1,249,215,735, which is used to calculate the approval thresholds for sole decision matters. The voting arrangements for shareholders under the Group’s DLC structure, including in respect of Joint Decision Matters, are explained in the Shareholder information section of the 2021 Annual Report. Documents available for inspection The following documents will be available at the registered office of the company from the date of this notice until the close of the Rio Tinto Limited AGM on 5 May 2022 (and, accordingly, are available at the place of the meeting from at least 15 minutes prior to and during the meeting until its conclusion): (a) proposed form of contract between Rio Tinto plc and Rio Tinto Limited and/or any of its subsidiaries for the purchase off-market of ordinary shares issued by the company; and (b) copies of Directors’ service contracts and letters of appointment with Rio Tinto Group companies 152022 Notice of annual general meeting | riotinto.com

To access the meeting: (a) Visit https://web.lumiagm.com/115-821-900 on your smartphone, tablet or computer. You will need the latest versions of Chrome, Firefox, Edge and Safari. Please ensure your browser is compatible. (b) You will be prompted to enter a login which is your: – SRN; and – PIN. Your personalised SRN and PIN are printed on your form of proxy. If you are unable to access your SRN and PIN, please contact the company’s registrar, Computershare, using the details set out at the bottom of the following page. Duly appointed proxies and corporate representatives: Following receipt of a valid appointment, please contact Computershare before 5:30pm on 6 April 2022 on +44 (0)800 435 021 or +44 (0)370 703 6364 if you are calling from outside the UK for your SRN and PIN. Lines are open 8.30am to 5:30pm Monday to Friday (excluding UK public holidays). If you are viewing the meeting on a mobile device and you would like to listen to the broadcast, press the broadcast icon at the bottom of the screen. If you are viewing the meeting on a computer, the broadcast will appear at the side automatically once the meeting has started. How to join the meeting virtually Meeting ID: 115-821-900 Meeting Access Broadcast How to join the meeting virtually 2022 Notice of annual general meeting | riotinto.com16

Once the voting has opened at the start of the AGM, the polling icon will appear on the navigation bar. From here, the resolutions and voting choices will be displayed. To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Once the chair has opened voting, you can vote at any time during the meeting until the chair closes the voting on the resolutions. At that point your last choice will be submitted. You will still be able to send messages and view the webcast whilst the poll is open. Questions for the Board can be submitted in advance and will be addressed at the AGM, or may be posed to the Board on the day through the Lumi platform. Questions on the day can be submitted either as text via the Lumi messaging function or verbally via the Virtual Mic. Details of how to access the Virtual Mic will be provided on the day of the meeting, once you are logged into the Lumi platform. To ask a questions via the Lumi Messaging function, select the messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the arrow icon to the right of the text box. Pre-submitted questions can be submitted via the Lumi platform until 11:00am (BST) 6 April 2022. Where appropriate, we will aggregate questions to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the chair may choose to provide a single answer to address shareholder queries on the same topic. Questions sent via the Lumi app will be moderated before being put to the chair. Voting Questions If you are unable to access your SRN and PIN, please call Computershare Investor Services PLC (Computershare) between 8:30am and 5:30pm Monday to Friday (excluding UK public holidays) on +44 (0)800 435 021 or +44 (0)370 703 6364 if you are calling from outside the UK. Calls from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Computershare cannot provide advice on the merits of the transactions set out in the Scheme Document or give any financial, legal or tax advice. Requirements An active internet connection is required at all times in order to participate in the meeting. It is the user’s responsibility to ensure you remain connected for the duration of the meeting. Webcast The live webcast will include the question and answer sessions with shareholders. The webcast will be published on the Rio Tinto website after the meeting. How to join the meeting virtually 172022 Notice of annual general meeting | riotinto.com

1. Venue information General information Shareholders should note that the doors to the AGM will be open from 10:15am. To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy form. Proxies and corporate representatives should bring the authority or power of attorney or other written authority (or a notarially certified copy of such authority) under which they have been appointed to attend the meeting. Mobile phones may not be used in the auditorium and cameras or any type of recording device are not allowed in the auditorium. Please refer to the map on page 20 for the location of the AGM. Accessibility The AGM will be held in the Churchill auditorium on the ground floor and refreshments will be available in the Pickwick suite on the first floor. There is a ramp from the forecourt which leads to the front doors and which is wide enough for easy wheelchair access. There are lifts to the first floor, all of which can accommodate wheelchair access and incorporate audio/voice announcements. There are eight accessible toilet facilities throughout the Queen Elizabeth II Conference Centre (the ‘Centre’) and all are equipped with emergency alarms. There is no fixed seating, so wheelchair spaces can be positioned anywhere in the meeting room. In addition, all corridors provide for wheelchair access. There are induction loops fitted in the meeting room. Guide dogs, hearing dogs and other assistance dogs are welcome. Disabled delegates arriving at the Centre in a vehicle with a disabled badge displayed will be allowed to park on the forecourt of the building. Taxis and other vehicles will also be allowed on to the forecourt to enable disabled passengers to disembark more easily. 2. Voting and proxies Entitlement to attend and vote Including for the purposes of regulation 41 of the Uncertificated Securities Regulations 2001, the company specifies that only those shareholders registered in the register of members of the company as at 8:00pm on 6 April 2022 (the Specified Time) shall be entitled to participate and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after the Specified Time shall be disregarded in determining the rights of any person to participate and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purposes of determining the entitlement of members to participate and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be entitled to participate and vote at the meeting, members must be entered on the company’s register of members at a time that is not more than 48 hours before the time fixed for the adjourned meeting or, if the company gives notice of the adjourned meeting, at the time specified in that notice. Shareholders can participate in the AGM virtually via a live webcast, where they will be able to vote and ask questions. Details of how to attend virtually can be found on page 16. The company will, however, ensure that the legal requirements to hold the meeting are met by the attendance of a minimum number of shareholders to form a quorum. Voting exclusions Resolutions 2, 3 and 22 Rio Tinto will disregard any votes cast on Resolutions 2 , 3 and 22: – by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2021 as a member of key management personnel (KMP) (as defined in the Australian Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and – as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Resolutions 2, 3 or 22: – in accordance with a direction in the proxy form; or – by the chairman of the meeting pursuant to an express authorisation to exercise the proxy. If the chairman of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chairman to vote as the chairman sees fit, even though the Resolutions 2, 3 and 22 are connected directly or indirectly with the remuneration of a member of KMP. Appointment of proxies A member entitled to participate and vote at the meeting is entitled to appoint one or more persons of their choice, who need not be a member of the company, as their proxy to exercise any or all of their rights to participate and vote on their behalf at the meeting. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A member may only appoint a proxy or proxies by the methods specified in this notice. Members entitled to vote will be provided with a proxy form. To be effective the proxy form and any power of attorney or other written authority under which it is executed (or a notarially certified copy of any such authority) must reach the transfer office of the company at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY by 11:00am on 6 April 2022 or not less than 48 hours before the time of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the taking of the poll at which it is to be used. Completion and return of the proxy form will not prevent a member from participating and voting at the meeting themselves (and shareholders are referred to pages 16-17 for details of how to participate in the AGM online). For further information please refer to your proxy form. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact our registrar using the details set out on the final page of this notice of meeting. Further information about the meeting Further information about the meeting 2022 Notice of annual general meeting | riotinto.com18

Proxy lodgement online Shareholders can also lodge their proxy forms online at: www.investorcentre.co.uk/eproxy and follow the prompts. To use this facility you will need the Control Number together with your Shareholder Reference Number (SRN) and PIN as shown on the proxy form. You will be deemed to have signed the proxy form if you lodge it in accordance with the instructions on the website and by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. Proxy lodgement via CREST CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website (euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (ID 3RA50) by the latest time for receipt of proxy appointments specified under the heading “Appointment of proxies” above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Computershare Investor Services PLC (or any other agent of the company) is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsor or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The company and/or its agents may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 Voting via Proximity If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the company and approved by the Registrar. For further information regarding Proxymity, please go to: www.proxymity.io. Your proxy must be lodged by 11:00am on 6 April 2022, in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. 3. Corporate representatives and nominated persons Appointment of corporate representatives Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares. Any person appointed as a corporate representative will need to contact our registrar Computershare ahead of the meeting to submit their Letter of Representation; Computershare will then issue any relevant joining details. Contact details for Computershare can be found in the useful addresses section on page 20. Nominated persons If you hold your shares through a broker or a nominee and you wish to participate in the meeting, you will need to ask your broker or nominee to appoint you either as a proxy or as a corporate representative. For information on how to appoint a proxy or a corporate representative, please see the notes above. If you have not been appropriately appointed, you may not be able to participate in the meeting. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a Nominated Person) may, under an agreement between them and the shareholder by whom they were nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, they may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in the section headed “Appointment of proxies” above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the company. Corporate representative and nominated persons right to ask questions Any member, proxy or corporate representative participating in the meeting has the right to ask questions. The company will answer questions relating to the business being dealt with at the meeting, but may choose not to answer if: (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the company or the good order of the meeting that the question be answered. Guests will not be permitted to ask questions. Further information about the meeting 192022 Notice of annual general meeting | riotinto.com

Meeting location map and useful addresses

Meeting location map and useful addresses


River Thames
Green Park
The Mall
St James's Park
Horse Guards Road
Whitehall
Westminster
Victoria Embankment
Constitution Hill
The Queen Elizabeth II Conference Centre
Birdcage Walk
Westminster Bridge
Petty France
Tothill Street
Broadway
Broad Sanctuary
Buckingham Gate
St James's Park
Victoria Street
Millbank
River Thames
Lambeth Palace Road
Vauxhall Bridge Road
Victoria
Horseferry Road
Lambeth Bridge
Lambeth Road

View our Annual Report at:
riotinto.com/annualreport

Investor centre

At Rio Tinto, we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To register to receive all your shareholder communications electronically visit Investor Centre at www.investorcentre.co.uk.

By signing up, you can also:

- vote electronically;
- receive all important shareholder notifications via email;
- view your individual shareholding quickly and securely online;
- set up a dividend mandate; and
- amend your registered postal address and your dividend mandate details.

Registered office

Rio Tinto plc
6 St James's Square
London
SW1Y 4AD

riotinto.com

Telephone: +44 (0) 20 7781 2000

Registrar

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 6ZY

www.investorcentre.co.uk/contactus

Telephone:
+44 (0) 800 435 021 (in the UK); or
+44 (0) 370 703 6364 (overseas)

Website publication of audit concerns

Under section 527 of the Companies Act, members meeting the threshold requirements set out in that section have the right to require the company to publish on a website a statement setting out any matter relating to:

- the audit of the company's accounts (including the Auditors' report and the conduct of the audit) that are to be laid before the AGM for the financial year ended 31 December 2021; or
- any circumstance connected with an auditor of the company ceasing to hold office since the previous meeting at which annual accounts and reports were laid.

The company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or 528 (requirements as to website availability) of the Companies Act. Where the company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the company's auditors not later than the time when it makes the statement available on the website. The business that may be dealt with at the AGM includes any statement that the company has been required under section 527 of the Companies Act to publish on a website.

20 2022 Notice of annual general meeting | riotinto.com